Exhibit 99.2
UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

UNITED STATES OF AMERICA	:
	:	Criminal No. H-07-129
v.	:
	:	18 U.S.C. §§ 371 and 2,
BAKER HUGHES SERVICES	:	15 U.S.C. §§ 78dd-2 and 78m(b),
INTERNATIONAL, INC.,	:
:
Defendant	:
:

INFORMATION
     THE UNITED STATES ATTORNEY CHARGES:
COUNT ONE
(Conspiracy)
     At all times relevant to this Information:
Introduction
The Foreign Corrupt Practices Act
     1. The Foreign Corrupt Practices Act of 1977 (hereinafter, the “FCPA”), as amended, 15 U.S.C. §§ 78dd-1, et seq., prohibited certain classes of persons and entities from making payments to foreign government officials to obtain or retain business. Specifically, the FCPA prohibited any domestic concern from making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay, or authorization of the payment of money or anything of value to any person, while knowing that all or a portion of such money or thing of value will be offered, given, or promised, directly or indirectly, to a foreign government official for the purpose of obtaining or retaining business for, or directing business to, any person or securing any improper advantage. 15 U.S.C. § 78dd-2(a)(3). Furthermore, the FCPA required certain corporations to make and keep books, records and accounts which accurately and fairly reflect transactions and dispositions of the company’s assets and prohibited the knowing falsification of such books, records or accounts. 15 U.S.C. §§ 78m(b)(2)(A) and (b)(5).
Baker Hughes Incorporated
     2. Baker Hughes Incorporated (“Baker Hughes”), headquartered in Houston, Texas, was a corporation organized under the laws of the State of Delaware, with its principal offices in Houston, Texas. Baker Hughes was a global provider of comprehensive oil-field services and products which it provided through several subsidiaries and operating divisions.
     3. Baker Hughes issued and maintained a class of publicly-traded securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (15 U.S.C. § 781) and was required to file periodic reports with the United States Securities and Exchange Commission under Section 13 of the Securities Exchange Act (15 U.S.C. § 78m). Accordingly, Baker Hughes was an “issuer” within the meaning of the FCPA, 15 U.S.C. § 78dd-1(a). By virtue of its status as an issuer within the meaning of the FCPA, Baker Hughes was required to make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflected the transactions and disposition of assets of Baker Hughes. Baker Hughes also had an obligation to ensure that its wholly-owned subsidiary, BHSI, maintained accurate books and records.
Baker Hughes Services International, Inc.
     4. From in or about 1993 to the present, Baker Hughes maintained a wholly-owned subsidiary under the name of Baker Hughes Services International, Inc. (“BHSI”), which was organized under the laws of the State of Delaware and which conducted business in the Republic of Kazakhstan, the Southern District of Texas and elsewhere. Accordingly, BHSI was a “domestic concern” within the meaning of the FCPA, 15 U.S.C. § 78dd-2(h)(1)(B). During the relevant period, defendant BHSI was engaged in the business of providing comprehensive oil-field services and products in the Republic of Kazakhstan and elsewhere, maintained an office in Almaty, Kazakhstan.
     5. Defendant BHSI regularly sought approval for management decisions from Baker Hughes and its officers and personnel in management offices in Houston, Texas. BHSI maintained a bank account at Chase Bank of Texas, N.A., in Houston, Texas. For internal accounting purposes, BHSI regularly sent invoices to various Baker Hughes operating divisions requesting them to remit funds directly to BHSI’s account at Chase Bank in Houston. In these and other ways, defendant BHSI operated within the territorial jurisdiction of the United States.
The Karachaganak Project in Kazakhstan
     6. Karachaganak was a giant gas and oil field located in northwestern

Kazakhstan. Beginning in or about 1997, the Government of Kazakhstan and the national state-owned oil company, Kazakhoil, entered into a Final Production Sharing Agreement with a consortium of four international oil companies known as the Karachaganak Integrated Organization (“KIO”), for the development and operation of the oil production facilities in Karachaganak.
     7. The four international oil companies formed the Karachaganak Petroleum Operating Company, B.V. (“KPO”), a company organized and registered under the laws of The Netherlands, which maintained its principal offices in the Republic of Kazakhstan. KPO was responsible for developing and operating the Karachaganak field on behalf of all partners in the KIO joint venture. KPO solicited bids from outside vendors for comprehensive oil-field drilling services and products, including project management, oil drilling and engineering support.
     8. Although it was not a member of the consortium, Kazakhoil wielded considerable influence as Kazakhstan’s national oil company and, in effect, the ultimate award of a contract by KPO to any particular bidder depended upon the approval of Kazakhoil officials. Kazakhoil was controlled by officials of the Government of Kazakhstan and, as such, constituted an “instrumentality” of a foreign government, and its officers and employees were “foreign officials,” within the meaning of the FCPA, 15 U.S.C. § 78dd-2(h)(2)(A).
The Baker Hughes Bid for Karachaganak
     9. In or about February 2000, Baker Hughes submitted a consolidated bid to KPO for various categories of work on the Karachaganak oil-field drilling project. The bid was submitted for work to be performed by Baker Hughes operating divisions Baker Atlas, Baker Oil Tools and INTEQ, and was coordinated and submitted by Baker Hughes Enterprise Services & Technology Group (“BEST”). BEST was a team of Baker Hughes business development and enterprise account managers responsible for coordinating, structuring and marketing Baker Hughes oilfield services for significant contracts across its various operating divisions, and was not itself a business unit.
Kazakhoil Directs BHSI to Retain an Agent
     10. In or about early September 2000, Baker Hughes managers and executives received unofficial notification that their bid was successful and that Baker Hughes would win the Karachaganak tender. Nevertheless, in or about mid-September 2000, a Kazakhoil official demanded that, in order for Baker Hughes to win the Karachaganak contract, BHSI should pay Consulting Firm A, an agent located on the Isle of Man, a commission equal to 3.0% of the revenue earned by Baker Hughes on the Karachaganak contract.
     11. Although Consulting Firm A had performed no services to assist Baker Hughes or BHSI in preparing and submitting their bid for Karachaganak, BHSI sought and obtained approval from executives of operating divisions Baker Atlas, Baker Oil Tools, and INTEQ, to retain and pay a commission to Consulting Firm A of 2.0% of the revenue earned by each operating division on the Karachaganak project.

     12. On or about September 24, 2000, BHSI agreed to retain Consulting Firm A and to pay it a 2.0% commission based upon revenue earned by Baker Hughes on the Karachaganak contract and 3.0% of revenue for all future services it would perform in Kazakhstan.

Baker Hughes Wins the Karachaganak Contract
     13. In or about early October 2000, officials of KPO notified BHSI and Baker Hughes that the Baker Hughes tender was successful and the Karachaganak contract was awarded to Baker Hughes. The Integrated Services Contract between KPO and BHSI became effective on or about October 23, 2000. Thereafter, Baker Hughes and operating divisions Baker Atlas, Baker Oil Tools, and INTEQ, through Baker Hughes’s subsidiary BHSI, performed services pursuant to the contract with KPO.
Baker Hughes Divisions and BHSI Pay Commissions
     14. On approximately a monthly basis, from in or about May 2001, and continuing through at least November 2003, BHSI notified the three Baker Hughes operating divisions of the amount of commission charges each division owed based upon calculating 2.0% of that division’s revenue for the month. BHSI sent an invoice to each operating division requesting it to send its commission payment to the BHSI bank account at Chase Bank in Houston, Texas.
     15. From in or about May 2001, and continuing through at least November 2003, defendant BHSI and Baker Hughes made commission payments to Consulting Firm A totaling $4,100,162.70, which represented 2.0% of the revenue earned by Baker Hughes and its sub-contractors on the Karachaganak project. Each commission payment was wire- transferred from the BHSI bank account at Chase Bank in Houston to an account of Consulting Firm A at Barclay’s Bank in London, United

Kingdom.
The Co-Conspirators
     16. Baker Hughes, which is named as a co-conspirator but not as a defendant herein, was the corporate parent of defendant BHSI, and maintained various operating divisions, including three known as Baker Atlas, Baker Oil Tools and INTEQ. Each of the three operating divisions performed certain oil-field services pursuant to the Karachaganak contract awarded to Baker Hughes by KPO.
     17. At all relevant times, BHSI Employee A (hereinafter, “Employee A”), who is named as a co-conspirator but not as a defendant herein, was employed as Country Manager and Business Development Manager of defendant BHSI. Employee A also served as a Business Development Manager for BEST and as the Team Leader for the Karachaganak tender. Employee A’s duties included, among other things, the coordination of the various Baker Hughes operating divisions regarding the Baker Hughes bid on the Karachaganak project. As such, Employee A was an employee of a “domestic concern” within the meaning of the FCPA, 15 U.S.C. § 78dd-2(a).

     18. Consulting Firm A, which is named as a co-conspirator but not as a defendant herein, was incorporated and registered as a private limited liability company in the Isle of Man where it maintained its principal place of business. Consulting Firm A maintained a business office in London, United Kingdom, and a bank account in the name of Consulting Firm A at Barclay’s Bank in London, United Kingdom. Generally, Consulting Firm A provided unspecified administrative and consulting services and acted as an agent for companies doing business in the Republic of Kazakhstan and elsewhere. Understanding that Consulting Firm A was acting at the direction of Kazakhoil officials, defendant BHSI retained Consulting Firm A to represent the interests of Baker Hughes regarding its Karachaganak bid.
     19. Agent A, who is named as a co-conspirator but not as a defendant herein, was a director of Consulting Firm A, and acted as the representative of Consulting Firm A and as the agent for Baker Hughes and BHSI regarding Baker Hughes’s bid for Karachaganak. Agent A informed Employee A that a Kazakhoil official demanded that BHSI pay a commission to Consulting Firm A in order for BHSI to obtain the Karachaganak contract. Agent A is a citizen of the United Kingdom.

The Conspiracy and its Objects
     20. From in or about September 2000, through in or about November 2003, in the Southern District of Texas, and elsewhere, defendant BHSI did knowingly and willfully conspire and agree with Baker Hughes, Employee A, Consulting Firm A, Agent A, and others, known and unknown, to commit the following offenses against the United States:
Object No. 1 — Foreign Corrupt Practices Act
     (a) to make use of the mails and any means and instrumentalities of interstate commerce corruptly in furtherance of an offer, payment, promise to pay, and authorization of the payment of any money, and an offer, gift, promise to give, and authorization of the giving of anything of value to foreign officials for purposes of (i) influencing acts and decisions of such foreign officials in their official capacity; (ii) inducing such foreign officials to do and omit to do acts in violation of the lawful duty of such officials; (iii) securing an improper advantage; and (iv) inducing such foreign officials to use their influence with foreign governments and instrumentalities thereof to affect and influence any acts and decisions of such governments and instrumentalities in order to assist BHSI and Baker Hughes in obtaining and retaining business for and with, and directing business to, BHSI and Baker Hughes, contrary to Title 15, United States Code, § 78dd-2(a); and
Object No. 2 — False Books and Records
     (b) to knowingly falsify and cause to be falsified books, records, and accounts which, in reasonable detail, accurately and fairly reflected the transactions and dispositions of the assets of Baker Hughes, an issuer within the meaning of the FCPA, contrary to Title 15, United States Code, §§ 78m(b)(2)(A), 78m(b)(5) and 78ff(a) .
Purpose of the Conspiracy
     21. The primary purpose of the conspiracy was to make corrupt payments to Kazakh government officials for the purpose of influencing their official decisions and to secure an improper advantage for defendant BHSI and Baker Hughes in obtaining and retaining business from KPO in connection with the Karachaganak project and future business in Kazakhstan.
Manner and Means of the Conspiracy
     22. The manner and means by which defendant BHSI and its co-conspirators accomplished the objects of the conspiracy, included, but were not limited to the following:
          a. It was part of the conspiracy that from in or about May 2001, through in or about November 2003, defendant BHSI and Baker Hughes, through Employee A and others, authorized, made and caused to be made, 27 commission payments to Consulting Firm A totaling $4,100,162.70, representing 2.0% of the revenue earned by Baker Hughes and its sub-contractors on the Karachaganak project, to a bank account in the name of Consulting Firm A at Barclay’s Bank in London, United Kingdom.

          b. It was a further part of the conspiracy that defendant BHSI and its co-conspirators knew and intended that the commissions paid to Consulting Firm A would be transferred in whole or in part to officials of Kazakhoil, who were foreign officials as defined in Paragraph 8 above, in order to secure an improper advantage for Baker Hughes by influencing their decision to award the Karachaganak contract to Baker Hughes.
          c. It was a further part of the conspiracy that defendant BHSI and Baker Hughes failed to properly account for the purported commission payments to Consulting Firm A, and failed to describe accurately the transactions in their books and records. Instead, defendant BHSI and Baker Hughes improperly characterized the payments made as legitimate payments for, among other things, “commissions,” “fees,” or “legal services.”
          d. It was a further part of the conspiracy that between in or about October 2000 and November 2003, Baker Hughes realized profits of approximately $19.9 million from the Karachaganak project.
Overt Acts
     23. In furtherance of the conspiracy and to accomplish its unlawful objects, the following overt acts, among others, were committed in the Southern District of Texas, and elsewhere:
          a. On or about September 17, 2000, Employee A sent an e-mail informing his supervisor that Kazakhoil officials were demanding that Baker Hughes retain an agent in order to receive approval for the Karachaganak project and stated, among other things, that “. . . Kazakhoil approached me through an agent in London stating that to get Kazakhoil approval a 3% commission is required. This as you know I refused and said that it is utterly outrageous to wait until a contractor is chosen and start demanding amounts that have been suggested.” Further, Employee A suggested that Baker Hughes should make a counter-offer to retain the agent only for future business which “. . . keeps us clear of any critcism (sic) for this KIO contract.” Further, Employee A stated, “. . . unless we do something we are not going to get the Kazakhoil support . . .” and “. . .we are in the driving seat but if one our (sic) competitors comes in with a pot of gold, it is not going to be our contract.”
          b. On or about September 19, 2000, Employee A sent an e-mail to Agent A, a director of Consulting Firm A, in London, stating that Employee A had the “green light” from his corporate superiors to proceed with the agency agreement as proposed.
          c. On or about September 24, 2000, Employee A sent an e-mail to his supervisor and others informing them that Kazakhoil had rejected the Baker Hughes counter-offer to hire an agent only for future business in Kazakhstan, and stated “unless we pay a commission relative to the KIO contract we can say goodbye to this and future business.”
          d. On or about September 24, 2000, Employee A sent an e-mail to

Agent A of Consulting Firm A and attached a side-letter agreement retaining Consulting Firm A as an agent for BHSI. In the e-mail, Employee A stated, “You will note the consideration has been greatly increased and trust this will receive the recognition it deserves in the necessary corners of Kazakhstan in confirming their support to Baker Hughes.” The side-letter, dated September 1, 2000, stated that Consulting Firm A had been retained by Baker Hughes “... in recognition of the said work and assistance given by [Consulting Firm A] towards Baker Hughes in pursuit of the Karachaganak contract . . .” and that Baker Hughes had decided to reward Consulting Firm A by payment of consideration equal to 2.0% of the contract revenues.

     e. On or about September 25 and September 26, 2000, Employee A and his supervisor began to canvass officers of Baker Hughes operating divisions Baker Atlas, Baker Oil Tools and INTEQ, requesting their agreement for each of them to pay their share of the agency commission.
     f. On or about September 26, 2000, Employee A received an e-mail from his supervisor directing Employee A not to sign any agency agreement until they had discussed several remaining issues.
     g. On or about September 27, 2000, Employee A received an e-mail from his supervisor informing him that the operating divisions had approved the plan to pay a 2.0% to 3.0% commission to Consulting Firm A for the Karachaganak contract.
     h. On or about September 27, 2000, Employee A signed a “Sales Representation Agreement” on behalf of BHSI with Consulting Firm A, which was backdated to September 1, 2000.
     i. On approximately a monthly basis, from in or about May 2001, through in or about November 2003, BHSI notified the three Baker Hughes operating divisions of the amount of commission charges each division owed based upon calculating 2.0% of that division’s revenue for the month. BHSI sent an invoice to each operating division requesting it to send its commission payment to the BHSI bank account at Chase Bank in Houston, Texas.

          j. On approximately a monthly basis, from in or about May 2001, through in or about November 2003, each of the three Baker Hughes operating divisions wire transferred its commission payment requested in the BHSI invoice to the BHSI bank account maintained at Chase Bank in Houston, Texas.
          k. On or about the dates set forth below, the following payments were made via wire transfer from a BHSI bank account at Chase Bank in Houston, Texas, to a bank account maintained by Consulting Firm A at Barclay’s Bank, in London, United Kingdom:
Commission Payments to
Consulting Firm A

Date	Amount in USD
May 24, 2001	$32,540.00
June 20, 2001	$97,116.00
August 1, 2001	$117,336.00
August 22, 2001	$108,680.00
October 26, 2001	$278,999.00
December 6, 2001	$323,399.00
December 13, 2001	$34,123.00
January 16, 2002	$147,211.02
February 21, 2002	$125,367.00
April 5, 2002	$281,741.00
May 15, 2002	$170,950.00
June 25, 2002	$143,107.00
August 1, 2002	$380,682.47
September 27, 2002	$400,488.58

November 27, 2002	$139,819.00
December 31, 2002	$118,843.00
January 29, 2003	$122,146.93
February 25, 2003	$121,810.62
March 3, 2003	$123,737.08
April 8, 2003	$111,760.42
May 8, 2003	$96,535.78
May 27, 2003	$126,761.96
July 1, 2003	$103,600.98
July 30, 2003	$111,362.50
September 16, 2003	$105,170.33
October 28, 2003	$83,052.94
November 25, 2003	$93,821.11
Total	$4,100,162.70
     All in violation of Title 18, United States Code, Section 371.

COUNT TWO
(Foreign Corrupt Practices Act)
     24. Paragraphs 1 through 19 and 21 through 23 of Count One are realleged and incorporated as if fully set forth herein.
     25. From in or about September 2000, through in or about November 2003, in the Southern District of Texas, and elsewhere, defendant BHSI, a “domestic concern” within the meaning of the FCPA, 15 U.S.C. § 78dd-2(h)(1)(B), used any means and instrumentalities of interstate commerce, corruptly in furtherance of an offer, payment, promise to pay and authorization of the payment of any money, and an offer, gift, promise to give, and authorization of the giving of anything of value to a person, while knowing that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to foreign officials for purposes of: (i) influencing the acts and decisions of such foreign officials in their official capacity; (ii) inducing said foreign officials to do acts in violation of their lawful duty; (iii) securing an improper advantage; and (iv) inducing such foreign officials to use their influence with a foreign government and instrumentality thereof to affect or influence an act and decision of such government and instrumentality in order to assist defendant BHSI in obtaining and retaining business for and with, and directing business to, any person; to wit, in order to secure the award of an oil-field services contract at the Karachaganak oil fields in the Republic of Kazakhstan, to secure an improper advantage for defendant BHSI and Baker Hughes in connection with that contract, and to obtain future business in Kazakhstan, defendant BHSI made payments and caused payments to be made, totaling approximately $4.1 million, from its bank account in Houston, Texas, to the bank account of Consulting Firm A in London, United Kingdom.
     All in violation of Title 15, United States Code, Section 78dd-2(a)(3).
COUNT THREE
(Aiding and Abetting Books and Records Violation)
     26. Paragraphs 1 through 19 and 21 through 23 of Count One are realleged and incorporated as if fully set forth herein.
     27. From in or about May 2001, through in or about November 2003, defendant BHSI and Baker Hughes failed to account properly for the commission payments to Consulting Firm A and failed to describe accurately the transactions in their books and records. Instead, the payments were improperly characterized on Baker Hughes’s books and records as legitimate payments for, among other things, “commissions,” “fees,” and “legal services.”
     28. From in or about May 2001, through in or about November 2003, in the Southern District of Texas, and elsewhere, defendant BHSI knowingly and willfully aided, abetted and assisted in the falsification of books, records, and accounts which, in reasonable detail, accurately and fairly reflected the transactions and dispositions of the assets of Baker Hughes, to wit: defendant BHSI aided, abetted and assisted Baker Hughes in inaccurately reflecting in its books and records the payments to Consulting

Firm A totaling $4,100,162.70 as, among other things, “commissions,” “fees,” and “legal services,” when in fact these payments were bribes, paid through an intermediary, all or part of which defendant BHSI understood and intended would be transferred to Kazakh government officials.
     All in violation of Title 15, United States Code, Sections 78m(b)(2)(A), 78m(b)(5) and 78ff(a), and Title 18, United States Code, Section 2.

DONALD J. DeGABRIELLE, JR. United States Attorney
By:	/s/ James R. Buchanan
JAMES R. BUCHANAN
Assistant United States Attorney United States Attorney’s Office Southern District of Texas P. O. Box 61129 Houston, Texas 77208-1129

STEVEN A. TYRRELL Chief, Fraud Section Criminal Division United States Department of Justice
By:	/s/ Mark F. Mendelsohn
MARK F. MENDELSOHN
Deputy Chief, Fraud Section

By:	/s/ John A. Michelich
JOHN A. MICHELICH
Senior Trial Attorney Fraud Section, Criminal Division